Exhibit 12
TAUBMAN CENTERS, INC.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31
	2009	2008	2007	2006	2005
Earnings before income from equity investees (1)	$(88,992)	$(42,291)	$75,738	$61,596	$14,982

Add back:
Fixed charges	154,952	163,667	154,332	146,103	137,837
Amortization of previously capitalized interest	4,558	4,575	4,391	4,329	3,843
Distributed income of Unconsolidated Joint Ventures (2)	11,488	35,356	40,498	33,544	95,249

Deduct:
Capitalized interest	(1,257)	(7,972)	(14,613)	(9,803)	(9,940)
Preferred distributions	(2,460)	(2,460)	(2,460)	(2,460)	(2,460)

Earnings available for fixed charges and preferred dividends	$78,289	$150,875	$257,886	$233,309	$239,511

Fixed Charges
Interest expense (3)	$145,670	$147,397	$131,700	$128,643	$121,612
Capitalized interest	1,257	7,972	14,613	9,803	9,940
Interest portion of rent expense	5,565	5,838	5,559	5,197	3,825
Preferred distributions	2,460	2,460	2,460	2,460	2,460

Total Fixed Charges	$154,952	$163,667	$154,332	$146,103	$137,837

Preferred dividends (4)	14,634	14,634	14,634	23,723	27,622

Total fixed charges and preferred dividends	$169,586	$178,301	$168,966	$169,826	$165,459

Ratio of earnings to fixed charges and preferred dividends	0.5 (5)	0.8 (5)	1.5	1.4	1.4

(1)	Earnings before income from equity investees for the year ended December 31, 2009 includes $166.7 million in impairment charges related to The Pier Shops and Regency Square and a $2.5 million restructuing charge, which primarily represents the costs of terminations of personnel. Earnings before income from equity investees for the year ended December 31, 2008 includes a $117.9 million impairment charge related to our Oyster Bay project.

(2)	Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2009 includes $30.4 million in litigation charges related to Westfarms. Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2008 includes an $8.3 million impairment charge related to our investment in University Town Center. In December 2005, a 50% owned unconsolidated joint venture sold its interest in Woodland. The Company’s $52.8 million equity in the gain on the sale is separately presented on the face of the income statement.

(3)	Interest expense for the year ended December 31, 2006 includes charges of $3.1 million in connection with the write-off of financing costs. Interest expense for the year ended December 31, 2005 includes a $12.7 million charge incurred in connection with a prepayment premium and the write-off of financing costs.

(4)	Preferred dividends for the years ended December 31, 2006 and 2005 include $4.7 million and $3.1 million, respectively, of charges recognized in connection with the redemption of Preferred Stock.

(5)	Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $91.3 million and $27.4 million for 2009 and 2008, respectively. See Notes 1 and 2.